

December 23, 2014

Via E-mail
Mr. Kevin Jones
Chief Executive Officer and Director
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

Re: North Texas Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed May 2, 2014
File No. 333-178251

Dear Mr. Jones:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Business, page 1

Reserve Estimates-Oil and Gas Reserves, page 2

1.   We note your disclosure here and on pages 7 and 24 that a third party petroleum engineer prepared your reserves estimate as of December 31, 2013. Please obtain and file a report from your third party engineer that includes all of the information that is specified in Item 1202(a)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief